SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                            Intelligent Polymers Ltd.
    (Name of Issuer)

                           Shares of Beneficial Interest
                          (Title of Class of Securities)

   G48029105
                                 (CUSIP Number)

                                 September 29, 2000
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. G48029105

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power:  0
Number of
Shares
Beneficially   6.   Shared Voting Power:  0
Owned By
Each
Reporting      7.   Sole Dispositive Power:  0
Person
With
               8.   Shared Dispositive Power:  0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 0%

12.  Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its schedule 13G statement dated March 11, 1998, as amended by Amendment No. 1 dated December 31, 1998, Amendment No. 2 dated October 1, 1999, and Amendment No. 3 dated January 25, 2000 (collecively, the "Schedule 13G" relating to the Common Stock, par value $.01 per share, of Intelligent Polymers Ltd.(the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class.

     Item 5 is hereby amended and restated in its entirety as follows:

     The Reporting Persons have ceased to be the beneficial owners of five percent or more of the Stock.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     October 5, 2000


                              HBK INVESTMENTS L.P.


                              By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (1)


(1) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. has previously been filed.